                        PEERLESS INDUSTRIAL GROUP, INC.
                           2430 METROPOLITAN CENTRE
                           333 SOUTH SEVENTH STREET
                         MINNEAPOLIS, MINNESOTA 55402
                                (612) 371-9650

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                           EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER

                                                                 April 17, 1997

  This information is being furnished by Peerless Industrial Group, Inc., a Minnesota corporation (the "Company"), to its shareholders in connection with the possible designation by R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), a wholly owned subsidiary of R-B Capital Corporation, a Delaware corporation ("Parent"), pursuant to the Agreement and Plan of Merger dated as of April 11, 1997 (the "Merger Agreement") among the Company, Parent and the Purchaser of persons to be elected to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

  Pursuant to the Merger Agreement, the Purchaser commenced a tender offer (the "Offer"), disclosed in the Tender Offer Statement on Schedule 14D-1 dated April 17, 1997 to purchase all of the outstanding shares of Common Stock, no par value (the "Common Stock"), and Class B Common Stock, no par value (the "Class B Common Stock") (hereinafter the Common Stock and Class B Common Stock shall be collectively referred to as the "Shares") of the Company at a price of $1.67 per share, net to the seller in cash. The terms and conditions of the Offer are set forth in the Offer to Purchase dated April 17, 1997 (the "Offer to Purchase") and related Letter of Transmittal (which together constitute the "Offer"), which are being mailed by the Purchaser to the Company's shareholders concurrently herewith. The Merger Agreement also provides, among other things, that after completion of the Offer, subject to the terms and conditions of the Merger Agreement, the Purchaser and the Company will be merged (the "Merger") as more fully described in the Offer to Purchase and in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to which this statement is appended.

  The Company had 5,045,151 shares of Common Stock and 1,227,273 shares of Class B Common Stock issued and outstanding as of April 15, 1997. Each holder of Common Stock is entitled to that number of votes equal to the number of shares of Common Stock held by the shareholder. Each holder of Class B Common Stock is entitled to that number of votes equal to the number of shares of Common Stock into which such holder's shares of Class B Common Stock are convertible as provided in the Company's Articles of Incorporation.

                            THE BOARD OF DIRECTORS

GENERAL

  The Company's Articles of Incorporation provide that, so long as Northland Business Capital, L.L.P. or its affiliates continue to own at least 100,000 shares of Class B Common Stock (i) the Board of Directors shall consist of not more than nine members, (ii) the holders of Class B Common Stock, exclusively and voting as a single class, shall be entitled, by a vote of a majority of the outstanding shares of Class B Common Stock held by such holders, to elect one director of the Company and to exercise any right of removal or replacement of such director, and (iii) the holders of Common Stock, exclusively and voting as a single class, shall be entitled, by a vote of a majority of the outstanding shares of Common Stock held by such holders, to elect not more than eight of the directors of the Company and to exercise any right of removal or replacement of such directors. As of the date hereof, Northland Business Capital, L.L.P. owns in excess of 100,000 shares of Class B Common Stock and the Board of Directors consists of seven members.

CURRENT DIRECTORS

  The persons named below are the current members of the Board of Directors and serve for a term of one year expiring at the 1997 Annual Meeting of Shareholders and upon the election and qualification of their successors or until earlier resignation or removal.

                                                       POSITION WITH
NAME                                    AGE               COMPANY
----                                    ---            -------------
Harry W. Spell.........................  73 Chairman of the Board and Director
William H. Spell.......................  40 Chief Executive Officer and Director
Bruce A. Richard.......................  67 Secretary and Director
Reynold M. Anderson....................  66 Director
Michael E. Platt.......................  55 Director
Richard W. Perkins.....................  66 Director
Brian K. Smith.........................  37 Director

BUSINESS EXPERIENCE

  Harry W. Spell. Harry W. Spell has been a Director of the Company since 1994 and is the father of William H. Spell. He has been Chairman of the Board and Chief Executive Officer of Eagle Pacific Industries, Inc. ("Eagle Pacific") since 1992. Eagle Pacific manufactures PVC pipe and polyethylene tubing in plants in Nebraska, Oregon and Utah. He was employed by Northern States Power from 1949 until August 1988, when he retired from all positions. From April 1988 through August 1988, Mr. Spell was a Senior Vice President of Northern States Power Company. From November 1980 through August 1988, he served as a Director of Northern States Power Company--Wisconsin (a subsidiary of Northern States Power Company). Mr. Spell was Senior Vice President--Finance and Chief Financial Officer of Northern States Power Company from May 1983 until April 1988. Mr. Spell currently serves as a Director of Appliance Recycling Centers of America, Inc.

  William H. Spell. William H. Spell has been a Director of the Company since 1994 and is the son of Harry W. Spell, a Director of the Company. He has been President and Chief Operating Officer of Eagle Pacific and a member of its Board of Directors since January 1992. From October 1990 through May 1993, Mr. Spell was a founder, President and Chairman of the Board of National Acquisition Corp., a public company which merged with Garment Graphics, Inc. a designer, producer and marketer of silkscreen imprinted, embroidered and decorative activewear. From 1981 to May of 1988, Mr. Spell was Vice President and Director of Corporate Finance for John G. Kinnard and Company, Incorporated, a regional investment banking firm. Mr. Spell holds a BS degree and an MBA from the University of Minnesota.

  Bruce A. Richard. Bruce A. Richard has been a Director of the Company since 1994 and currently serves as the Company's Secretary. He has been a Director of Eagle Pacific since March 1992 and has served as its Vice

Chairman, Secretary, Treasurer and a Director since September 1993. From 1985 through October 1986, he was President and Chief Operating Officer of Northern States Power Company, from which duties he retired. From July 1954 through 1984, Mr. Richard held various management and other positions with Northern States Power Company.

  Reynold M. Anderson. Reynold M. Anderson has been a Director of the Company since 1984, is a founder of the Company and served as Executive Vice President from April 1985 through November 1991. The Company acquired Peerless Chain Company in December 1995. See "Certain Transactions." He also served as the Company's Chief Financial Officer and Secretary between 1983 and April 1985. Since 1985, he has been a general partner of Zaeco Associates Limited Partnership, which engages in the ownership and management of real estate. From 1984 to June 1992, Mr. Anderson served as a Director and executive officer of Mintesota, Inc., which operated two Perkins Restaurants in Florida. From 1986 to May 1992, he served as a Director and executive officer of T.H.I.S. Corporation ("T.H.I.S."), which operated seven Perkins Restaurants in the Palm Beach County, Florida area. In November 1991, T.H.I.S. filed a Petition for Reorganization under Chapter 11 of the Bankruptcy Code of 1978 in the United States Bankruptcy Court for the Southern District of Florida. T.H.I.S. was subsequently liquidated. Mr. Anderson is a professional civil engineer registered in the State of Minnesota and received a degree in civil engineering from the University of Minnesota.

  Michael E. Platt. Michael E. Platt has been a Director of the Company since 1983, is a founder of the Company and was employed as its Chief Executive Officer from August 1983 through June 1994, and served as the Company's President from June 1994 through January 1996. The Company acquired Peerless Chain Company in December 1995. See "Certain Transactions." He currently serves as President and Chief Executive Officer of Fresh Food Ventures, Inc., which operates several Mexican-style restaurants. He is also President and a Director of Regal One Corporation, which is engaged in the development of an automatic emission control product. Between 1976 and July 1983, he held various marketing positions with The Pillsbury Company and was its Director of Acquisitions between 1980 and 1983. Prior to joining Pillsbury, he was Vice President of Marketing with Steak & Shake, Inc., from October 1975 to May 1976. He served as Director of New Products and New Programs with Kentucky Fried Chicken Corporation, from November 1972 to September 1975. He received a BS degree from Massachusetts Institute of Technology and an MBA degree from Harvard University.

  Richard W. Perkins. Richard W. Perkins has been a Director of the Company since 1993. He has been President, Chief Executive Officer and a Director of Perkins Capital Management, Inc. since December 1985. He has over 30 years experience in the investment business. Prior to establishing Perkins Capital Management, Inc., Mr. Perkins was a Senior Vice President at Piper Jaffray Incorporated, where he was involved in corporate finance and venture capital activities, as well as rendering investment advice to domestic and international investment managers. He held various positions with Piper Jaffray from May 1966 through December 1984. Mr. Perkins is also a Director of the following public companies: Bio-Vascular, Inc., LifeCore Biomedical, Inc., Children's Broadcasting Corporation, Garment Graphics, Inc., CNS, Inc., Eagle Pacific, Nortech Systems, Inc. and Quantech Ltd.

  Brian K. Smith. Brian K. Smith has been a Director of the Company since January 1996. Since 1994, he has been a General Partner of Northland Business Capital, L.L.P., a provider of mezzanine and equity funds. Northland Business Capital, L.L.P. is a subsidiary of the Northern Company, a $1 billion private financial services company. From 1990 through 1994, Mr. Smith served as Vice President of Norwest Bank Minnesota, N.A., working in their Structured Finance Group providing senior and subordinate debt for leveraged buy-outs. Norwest Bank Minnesota, N.A. is a subsidiary of Norwest Corp.

PURCHASER DIRECTOR DESIGNEES

  The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors ("Purchaser Designees"), rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to such provision), and (ii) the percentage that the number of Shares owned by Purchaser and its affiliates (including any Shares purchased pursuant to the Offer) bears to the total number of outstanding Shares, and the Company will, upon request by Purchaser, subject to the provisions of the Merger Agreement, promptly either increase the size of the Board (and will, if necessary, amend the Company's Bylaws to permit such an increase) or use its best efforts to secure the resignation of such number of directors as is necessary to enable Purchaser Designees to be elected to the Board and will cause Purchaser Designees to be so elected.

  Information concerning the Purchaser Designees is set forth in Exhibit A hereto. Such information was provided by the Purchaser and the Company does not assume any responsibility for the accuracy or completeness thereof. To the best knowledge of the Company, other than as disclosed on Exhibit A hereto, none of the Purchaser Designees beneficially owns any equity securities of the Company.

DIRECTORS' COMPENSATION

  Directors who are also employees of the Company receive no additional compensation for their services as directors. Non-employee directors receive a fee of $6,000 per year for their services as members of the Board of Directors.

  Pursuant to the Company's Stock Option Plan, non-employee directors are entitled to options to purchase 18,000 shares of Company Common Stock at a price equal to the fair market value of the Company's Common Stock. The options vest up to 6,000 shares on the first, second and third anniversary dates of the options, if the person is a director as of such vesting date. Directors will also receive options for 18,000 shares on the same terms described above upon such director being re-elected for his or her fourth, seventh, tenth and thirteenth one-year terms. The Stock Option Plan further provides that options automatically granted to non-employee directors elected after January 1, 1994 and prior to January 1, 1996 will be increased from 18,000 shares to 62,000 shares, and that options granted to outside directors first elected after January 1, 1996 will be increased from 18,000 shares to 50,000 shares.

  The Purchaser Designees will not receive options under the Company's Stock Option Plan.

MEETINGS AND COMMITTEES

  The Board of Directors held seven meetings during the fiscal year ended December 31, 1996 (fiscal 1996). The Board of Directors has an Audit Committee, a Compensation Committee, an Executive Committee and a Nomination Committee. No director attended fewer than 75% of the total number of the meetings of the Board and of the Committees on which such member served.

  The Audit Committee is composed of Richard W. Perkins, Michael E. Platt, Brian K. Smith and Bruce A. Richard. The function of the Audit Committee is to recommend the selection of independent auditors, review the scope and results of the audit and make inquiries as to the adequacy of the Company's accounting, financial and operating controls. The Audit Committee did not have any formal meetings in fiscal 1996.

  The Compensation Committee consists of Bruce A. Richard, Richard W. Perkins, Brian K. Smith and Reynold M. Anderson. The Compensation Committee, which considers and makes recommendations concerning executive compensation, did not have any formal meetings in fiscal 1996.

  The Executive Committee consists of William H. Spell, Bruce A. Richard and Harry W. Spell. The Executive Committee met informally throughout 1996.

  The Nomination Committee consists of Reynold M. Anderson, William H. Spell and Harry W. Spell. The Nomination Committee did not have any formal meetings in fiscal 1996. The Nomination Committee does not consider nominees recommended by shareholders.

                              EXECUTIVE OFFICERS

  The executive officers of the Company are as follows:

      NAME                              AGE               POSITION
      ----                              ---               --------
      Harry W. Spell...................  73 Chairman and Director
      William H. Spell.................  40 Chief Executive Officer and Director
      Jan C. van Osnabrugge............  54 President
      Robert E. Deter..................  52 Chief Financial Officer
      Bruce A. Richard.................  67 Secretary and Director

  Harry W. Spell. See "The Board of Directors--Current Directors."

  William H. Spell. See "The Board of Directors--Current Directors."

  Jan C. van Osnabrugge. Jan C. van Osnabrugge has been employed by the Company's operating subsidiary, Peerless Chain Company ("Peerless") since January 1994 and served as President of Peerless since December 1995. Prior to joining Peerless, he served as Chief Executive Officer of Wolfking Belam BV
(NL) from September 1992 through September 1993. Between November 1990 and September 1992 he was employed by Stork RMS BV and Stork NON BV in various executive capacities, including Chief Executive Officer and Vice President of Sales and Marketing. Mr. van Osnabrugge is subject to an employment agreement with Peerless dated December 13, 1995.

  Robert E. Deter. Robert E. Deter has been employed by Peerless since 1979. Mr. Deter served as Peerless' Controller from 1987 to April 1995 and as its Chief Financial Officer from April 1995 to December 1995, when he was named Chief Financial Officer of the Company. Mr. Deter is subject to an employment agreement with Peerless dated December 13, 1995.

  Bruce A. Richard. See "The Board of Directors--Current Directors."

  All executive officers are elected by the Company's Board of Directors and serve subject to termination, resignation or until their successors are duly elected.

                            EXECUTIVE COMPENSATION

  The following table sets forth certain information about compensation paid to or accrued by the Company's Chief Executive Officer and each of the Company's executive officers receiving in excess of $100,000 for services rendered to the Company during the fiscal year ended December 31, 1996.

                          SUMMARY COMPENSATION TABLE

                                                      LONG TERM COMPENSATION
                                                   ----------------------------
NAME AND                  ANNUAL COMPENSATION      SECURITIES
PRINCIPAL              --------------------------- UNDERLYING     ALL OTHER
POSITION          YEAR SALARY($)   BONUS($) OTHER  OPTIONS (#) COMPENSATION ($)
---------         ---- ---------   -------- ------ ----------- ----------------
Jan C. van
 Osnabrugge       1996  192,000     12,210  17,455       --          --
 President        1995  192,000(1)  37,082     --     60,000         --
                  1994   32,493(2)     --      --        --          --
William H. Spell  1996   96,000        --    2,400       --          --
 Chief Executive
  Officer         1995   60,000    125,000     --    175,000         --
                  1994   35,000        --      --    230,000         --

  The Company did not grant any options to the persons named in the table above during the fiscal year ended December 31, 1996. The following table summarizes stock option exercises during the fiscal year ended December 31, 1996 to or by such executive officers and certain other information relative to such options.

                        AGGREGATED OPTION EXERCISES IN
                   LAST FISCAL YEAR AND FY-END OPTION VALUES

                                                           NUMBER OF
                                                          SECURITIES           VALUE OF
                                                          UNDERLYING      UNEXERCISED IN-THE-
                                                      UNEXERCISED OPTIONS  MONEY OPTIONS AT
                                                         AT FY-END (#)        FY-END ($)
                         SHARES ACQUIRED    VALUE        EXERCISABLE/        EXERCISABLE/
NAME                     ON EXERCISE (#) REALIZED ($)    UNEXERCISABLE       UNEXERCISABLE
----                     --------------- ------------ ------------------- -------------------
Jan C. van Osnabrugge...       --            --                0/60,000           0/12,750
William H. Spell........       --            --         300,000/105,000      37,375/22,313

                        BENEFICIAL OWNERSHIP OF SHARES

  The following table contains certain information as of March 3, 1997, regarding the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director, nominee for director and executive officer of the Company, (iii) each of the named executive officers as defined in Item 402(a)(2), and (iv) the executive officers of the Company and directors as a group, and as to the percentage of the outstanding shares held by them on such date. Any shares which are subject to an option or a warrant exercisable within 60 days are reflected in the following table and are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by the option or warrant holder but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by any other person. Unless otherwise noted, each person identified below possesses sole voting and investment power with respect to such shares.

NAME AND ADDRESS OF BENEFICIAL        AMOUNT AND NATURE       PERCENTAGE OF
OWNER                              OF BENEFICIAL OWNERSHIP OUTSTANDING STOCK(1)
------------------------------     ----------------------- --------------------
Richard W. Perkins...............         2,294,949(2)             36.0%
730 East Lake Street
Wayzata, Minnesota 55391
Perkins Capital Management, Inc..         1,368,500                21.8%
730 East Lake Street
Wayzata, Minnesota 55391
Northland Business Capital
 L.L.P...........................         1,247,273(3)             19.8%
1285 Northland Lane
St. Paul, Minnesota 55120
Brian K. Smith...................         1,247,273(3)             19.8%
1285 Northland Lane
St. Paul, Minnesota 55120
Reynold M. Anderson..............         1,108,220(4)             17.5%
4130 Burton Lane
Minneapolis, Minnesota 55406
William H. Spell.................           857,266(5)             13.0%
2430 Metropolitan Centre
333 South Seventh Street
Minneapolis, Minnesota 55402
Harry W. Spell...................           646,902(6)             10.1%
2430 Metropolitan Centre
333 South Seventh Street
Minneapolis, Minnesota 55402

NAME AND ADDRESS OF BENEFICIAL        AMOUNT AND NATURE       PERCENTAGE OF
OWNER                              OF BENEFICIAL OWNERSHIP OUTSTANDING STOCK(1)
------------------------------     ----------------------- --------------------
Bruce A. Richard..................          602,630(7)              9.5%
2458 Farrington Circle
Roseville, Minnesota 55113
Michael E. Platt..................          542,500(8)              8.6%
7173 Oak Pointe Curve
Bloomington, Minnesota 55438
Z. Albin E. Anderson Irrevocable
 Trust............................          370,000                 5.9%
c/o Reynold M. Anderson
4130 Burton Lane
Minneapolis, Minnesota 55406
Jan C. van Osnabrugge.............          109,090(9)              1.7%
1416 East Sanborn Street
Winona, Minnesota 55987
Robert E. Deter...................           59,090(9)              0.9%
1416 East Sanborn Street
Winona, Minnesota 55987
All Directors and Officers as a
 Group (9 Persons)................        4,211,263(10)            60.4%

--------
(1) Calculated assuming the conversion of all Class B Common Stock into Common Stock.
(2) Includes: (i) 1,368,500 shares owned by Perkins Capital Management, Inc. ("PCM") over which Mr. Perkins, President of PCM, disclaims beneficial ownership, (ii) 72,000 shares owned by the Richard W. Perkins Trust dated 6/14/78, (iii) 25,000 owned by the Perkins Capital Management, Inc. Profit Sharing Plan & Trust dated 12/15/86, (iv) 50,000 shares owned by Quest Venture Partners, (v) 250,000 shares owned by Pyramid Partners, LP, (vi) 89,000 shares purchasable upon the exercise of vested stock options, (vii) 15,000 shares purchasable pursuant to warrants, and (viii) 425,449 shares owned by the management of Peerless Chain Company over which Mr. Perkins holds shared voting power.
(3) Includes 1,227,273 shares of Class B Common Stock, which is convertible into an equal number of shares of Common Stock, and 10,000 shares purchasable upon the exercise of vested stock options granted to Brian K. Smith. Also includes 10,000 shares purchasable pursuant to a warrant owned by Northland Business Capital, L.L.P., of which Mr. Smith is a General Partner.
(4) Includes 370,000 shares owned by the Z. Albin E. Anderson Irrevocable Trust, of which Mr. Anderson is a trustee and a beneficiary, 771 shares owned by Mr. Anderson's spouse, 52,000 shares purchasable upon the exercise of vested stock options, 10,000 shares purchasable pursuant to a warrant, and 425,449 shares owned by the management of Peerless Chain Company over which Mr. Anderson holds shared voting power.
(5) Includes 18,181 shares owned by the Spell Family Foundation of which Mr. Spell is a director, 300,000 shares purchasable upon the exercise of vested stock options, 10,000 shares purchasable pursuant to a warrant, and 425,449 shares owned by the management of Peerless Chain Company over which Mr. Spell holds shared voting power.
(6) Includes 18,181 shares owned by the Spell Family Foundation of which Mr. Spell is a director, 89,000 shares purchasable upon the exercise of vested stock options, 15,000 shares purchasable pursuant to warrants, and 425,449 shares owned by the management of Peerless Chain Company over which Mr. Spell holds shared voting power.
(7) Includes 83,000 shares purchasable upon the exercise of vested stock options, 10,000 shares purchasable pursuant to a warrant, and 425,449 shares owned by the management of Peerless Chain Company over which Mr. Richard holds shared voting power.

(8) Includes 14,000 shares owned by Mr. Platt's spouse and 10,000 shares purchasable upon the exercise of vested stock options.
(9) Represents shares over which Messrs. Richard W. Perkins, Reynold M. Anderson, William H. Spell, Harry W. Spell and Bruce A. Richard hold shared voting power.
(10) Includes: (i) 1,227,273 shares of Class B Common Stock, which is convertible into an equal number of shares of Common Stock, owned by Northland Business Capital, L.L.P., of which Mr. Smith is a General Partner, (ii) 633,000 shares purchasable upon the exercise of vested stock options, (iii) 70,000 shares purchasable pursuant to warrants, (iv) 18,181 shares owned by the Spell Family Foundation of which Messrs. Harry
     W. Spell and William H. Spell are directors, (v) 425,449 shares owned by the management of Peerless Chain Company over which Messrs. Harry W. Spell, William H. Spell, Bruce A. Richard, Richard W. Perkins and Reynold
     M. Anderson hold shared voting power, (vi) 72,000 shares owned by the Richard W. Perkins Trust dated 6/14/78, (vii) 25,000 shares owned by the Perkins Capital Management, Inc. Profit Sharing Plan & Trust dated 12/15/86, (viii) 50,000 shares owned by Quest Venture Partners, (ix) 250,000 shares owned by Pyramid Partners, LP, (x) 370,000 shares owned by the Z. Albin E. Anderson Irrevocable Trust of which Mr. Reynold M. Anderson is a trustee and a beneficiary, (xi) 771 shares owned by Mr. Reynold M. Anderson's spouse, and (xii) 14,000 shares owned by Mr. Michael E. Platt's spouse.

                             CERTAIN TRANSACTIONS

  In June 1994, Discus Acquisition Corporation, now the Company, sold to Fuddruckers Inc. nine of its franchised Fuddruckers(R) restaurants for a purchase price of approximately $5.5 million. In 1995 the Company disposed of its remaining operations and property consisting of a Fuddruckers(R) restaurant operated in Cottage Grove, Minnesota and a limited partnership interest in a non-Fuddruckers restaurant facility. The Company used the major portion of the net proceeds from these sales, after payment of obligations, together with other equity and debt financing raised in 1995 and 1996, to acquire Peerless in December of 1995.

  In connection with the Company's acquisition of Peerless in December 1995, the Company sold an aggregate of 2,388,874 shares of Common Stock for a purchase price of $2,627,761, or $1.10 per share, to a group of investors in a private placement transaction, including five of the Company's directors or their affiliates. The proceeds from such private placement of Common Stock were used to partially fund the acquisition of Peerless. The following officers/directors participated in the private placement, individually or indirectly through other entities in which they had beneficial interests, purchasing the number of shares indicated: William H. Spell, Chief Executive Officer and a Director (81,817 shares); Harry W. Spell, Chairman and a Director (95,453 shares); Reynold M. Anderson, Director (100,000 shares); Bruce A. Richard, Director (68,181 shares); and Richard W. Perkins, Director (375,000 shares). Pursuant to negotiations which commenced immediately prior to the acquisition of Peerless, Northland Business Capital, L.L.P. ("Northland"), of which Brian K. Smith is a General Partner, acquired 1,227,273 shares of Class B Common Stock pursuant to the terms of a Stock Purchase Agreement entered into between the Company and Northland in January 1996. The Common Stock sold to the foregoing persons was issued directly by the Company to the purchasers in a private placement transaction without registration of such shares under the Securities Act of 1933, as amended (the "Act"), pursuant to a claimed exemption therefrom. The shares constitute "restricted securities" as that term is defined under Rule 144 of the Act and may not be resold unless registered under the Act or an exemption from registration becomes available under Rule 144 or another provision under the Act.

  On November 1, 1995 the Board of Directors of the Company authorized the sale of the shares as a part of the plan to acquire Peerless and finance that acquisition, subject to receiving a fairness opinion. The Board of Directors engaged Summit Investment Corporation ("Summit"), an investment banking firm, to provide an opinion to the Company as to the fairness of the purchase price for the Common Stock. On November 29, 1995, Summit rendered its opinion that the financing involving the sale of the Company's equity securities was fair from a financial point of view to the Company and its shareholders. On that date the bid and ask prices for the

Company, based upon information available from the NASD Bulletin Board, were $1.375 and $1.75 per share, respectively. In establishing the price for the Common Stock to be sold, the Board of Directors also took into account the market price for the Common Stock of the Company and the fact that the shares to be sold were not registered under the Act and would be restricted as to sale, transfer and disposition.

  In connection with the acquisition of Peerless, the Company determined that it was desirable to permit certain members of the Peerless management to participate in the acquisition, by providing them the opportunity to acquire a proprietary interest in the Company through the purchase of Common Stock. The Company arranged for loans to nine members of the Peerless management from American Commercial Bank totalling $468,000. The Company has guaranteed the repayment of such loans. To induce the American Commercial Bank to make such loan, and as a condition of such financing, the Bank required additional credit enhancements in the form of personal guarantees from certain directors of the Company. Accordingly, and in consideration of the issuance of warrants to them, William H. Spell, Harry W. Spell, Reynold M. Anderson, Richard W. Perkins, and Bruce A. Richard personally guaranteed payment of such obligations, in consideration for which the Company issued to each of them warrants to purchase 10,000 shares of the Company's Common Stock at $1.10 per share. As security for the guarantees by the Company and the directors, the nine members of the Peerless management (along with their wives if stock was issued to them jointly) pledged their shares of Common Stock to the Company and the directors to secure payment of the obligations guaranteed.

  In connection with the Peerless acquisition, Pyramid Partners, L.P., an affiliate of Richard W. Perkins, and Harry W. Spell loaned the Company $125,000 and $100,000, respectively, in December 1995, on the basis of short-term unsecured promissory notes bearing interest at the rate of 20 percent per annum. The notes were repaid in January, February and March 1996.

  The Purchaser Designees are affiliates of Parent and Purchaser. The relationship among Purchaser Designees, Parent and Purchaser are described more fully under the caption "Certain Information Concerning Ridge, Blair Mezzanine Fund, the Purchaser and Parent" in the Offer to Purchase and such description is incorporated by reference herein.

                               CHANGE IN CONTROL

  The Offer, if consummated, will result in a change in control of the Company. See the Offer to Purchase for additional information concerning the Offer, Parent and the Purchaser.

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